[GRAPHIC OMITTED]
              500 Boylston Street, Boston, Massachusetts 02116-3741
                      Phone 617-954-5182 / Fax 617-954-7812




                                        April 9, 2009


VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     RE: Form N-14 for MFS Variable Insurance Trust II (File Nos. 2-83616; 811-3732)

Ladies and Gentlemen:

     On behalf of MFS Variable Insurance Trust II (File Nos. 2-83616; 811-3732) (the "Registrant"), this letter sets forth our responses to your comments on the Form N-14 filed on March 12, 2009 in connection with the reorganization of the Strategic Value Portfolio into the Value Portfolio, each a series of the Trust. The series of the Trust are hereinafter collectively referred to as the "Funds."

General Comments

1. Comment: Please file a "Tandy" representation letter in connection with the comment process for the above-referenced Registration Statements.

         Response: A "Tandy" representation letter will be filed on or before the date hereof.

     President's Letter and Notice of Special Meeting

2. Comment: Please use the full fund name "Strategic Value Portfolio" consistently throughout both documents.

         Response:  The requested change will be made.

     Prospectus/Proxy Statement

3. Comment: Footnote 3 to the table on page 7 states "Other expenses for Strategic Value Portfolio exclude non-operating expenses of 0.01% related to overdraft and commitment charges." These expenses do not appear to meet the requirements for classification as extraordinary under the criteria set forth in APB Opinion 30. The effects of these expenses should be included in the fee table and expense example.

         Response:  The table and footnote will be revised as requested.

Securities and Exchange Commission
April 16, 2008
Page 2 of 2


4. Comment: Under the caption "How has the Value Portfolio performed?", please revise the second paragraph to more clearly reflect which chart is being described.

         Response: The second paragraph under the caption "How has the Value Portfolio performed?" will be revised as follows: As shown in the first table below, the Initial Class shares of the Value Portfolio outperformed the Initial Class shares of the Strategic Value Portfolio in four of the last six calendar years for which both Portfolios have engaged in investment operations. As shown in the second table below, each class of the Value Portfolio outperformed the corresponding class of the Strategic Value Portfolio for the one and five year period ended December 31, 2008.

5. Comment: In the table titled "Average Annual Total Returns as of December 31, 2008", include 10 year performance for the Value Portfolio instead of life-of-fund.

         Response: The requested change will be made and footnote 2 will be revised accordingly.

6. Comment: Under the caption "What are the principal risk factors associated with an investment in the Value Portfolio, and how do they compare with those for the Strategic Value Portfolio?" provide a plain-English explanation for the terms "standard deviation" and "beta".

         Response:  The requested explanation will be provided.

7. Comment: In the sub-section "Capitalization" under the caption "Information About the Reorganization," since no pro forma financial statement have been provided, the capitalization table should be dated within 30 days of the filing date of the N-14. Please include the name of the surviving Fund in the heading of the pro forma column. Include an adjustment to reflect the payment of estimated brokerage and other transaction costs to be borne by Fund shareholders in repositioning the Funds in connection with the reorganization. The adjustment should be explained in a footnote to the table.

         Response:  The table and footnote will be revised as requested.

         If you have any questions concerning the foregoing, please call the undersigned at 617-954-5182.

                                        Sincerely,


                                        /S/ Susan S. Newton
                                        Susan S. Newton
                                        Sr. Vice President and
                                        Associate General Counsel